                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                       TO 13d-1(a) AND AMENDMENTS THERETO
                                FILED PURSUANT TO
                                    13D-2(A)

                                (AMENDMENT NO. 5)

                              NALCO HOLDING COMPANY
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
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                         (Title of Class of Securities)

                                  62985Q 10 1
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                                 (CUSIP Number)

                               Stephen N. Landsman
              Vice President, General Counsel & Corporate Secretary
                                    Nalco LLC
                               1601 W. Diehl Road
                              Naperville, IL 60563
                               Phone: 630-305-1554
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 21, 2006
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                     1 of 5

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1   Name of Reporting Person
    I.R.S. IDENTIFICATION OF ABOVE PERSON

         Nalco LLC
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                       (b)  [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS

         OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                     7    SOLE VOTING POWER

                               10,867,328 shares of Common Stock (see Item 5)
                    ------------------------------------------------------------
NUMBER OF SHARES     8    SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY EACH                0
REPORTING PERSON    ------------------------------------------------------------
      WITH           9    SOLE DISPOSITIVE POWER

                               10,867,328 shares of Common Stock (see Item 5)
                    ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                               0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,867,328 shares of Common Stock (see Item 5)
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES*  [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.6%
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14  TYPE OF REPORTING PERSON

         OO
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CUSIP No. 62985Q 10 1                  13D                           Page 2 of 5

                                   Page 2 of 5

         This Amendment No. 5 supplements and amends the Statement on Schedule
13D filed on November 24, 2004, as amended by (i) Amendment No. 1 to the
Statement on Schedule 13D filed on August 19, 2005, (ii) Amendment No. 2 to the
Statement on Schedule 13D filed on August 24, 2005, (iii) Amendment No. 3 to the
Statement on Schedule 13D filed on December 22, 2005, and (iv) Amendment No. 4 to the Statement on Schedule 13D filed on January 4, 2006 (as so amended, the
"Statement on Schedule 13D") by Nalco LLC, a Delaware limited liability company
("Nalco LLC" or "Reporting Person"), relating to the shares of common stock, par value $0.01 (the "Common Stock"), of Nalco Holding Company (the "Issuer").

         Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Statement on Schedule 13D.

         Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

         On December 30, 2005, Nalco LLC made a distribution of an aggregate of
38,029,261 shares of the Issuer's Common Stock to the members of Nalco LLC that qualify as "venture capital operating companies" (as defined in 29 C.F.R. sec.
2510.3-101(d)) in proportion to their membership interests pursuant to the terms of the previously reported Stockholders Agreement.

         Following such distribution, Nalco LLC was the record holder of
15,325,875 shares of Common Stock, which represented approximately 10.7% of the outstanding Common Stock of the Issuer. This number of shares corrects the amount of securities beneficially owned as stated on Amendment No. 4 to the
Statement on Schedule 13D filed on January 4, 2006.

         On January 23, and 25, 2006, the previously reported warrant issued by the Issuer to purchase, for $0.01 per share, up to 6,191,854 shares of Common
Stock became exercisable with respect to 49,920 shares of Common Stock. Nalco
LLC exercised such portion of the warrant on January 23 and 25, 2006 and immediately delivered these 49,920 shares of Common Stock to the Issuer's management in exchange for certain vested class B, C and D units of Nalco LLC.

         At the same time, Nalco LLC also delivered 156,214 shares of Common
Stock to the Issuer's management in exchange for class A units of Nalco LLC.
Following the exercise of such exchange right, Nalco LLC beneficially held
15,169,661 shares of Common Stock, which represented approximately 10.6% of the outstanding Common Stock of the Issuer.

         On February 14, 2006, Nalco LLC delivered 13,390 shares of Common Stock to Issuer's management in exchange for class A units of Nalco LLC. Following the exercise of such exchange right, Nalco LLC beneficially held 15,156,271 shares of Common Stock, which represented approximately 10.6% of the outstanding Common
Stock of the Issuer.

         On March 16, 2006, Nalco LLC delivered 26,780 shares of Common Stock to
Issuer's management in exchange for class A units of Nalco LLC. Following the exercise of such exchange right, Nalco LLC beneficially held 15,129,491 shares of Common Stock, which represented approximately 10.6% of the outstanding Common
Stock of the Issuer.

         On March 21, 2006, Nalco LLC sold an aggregate of 4,262,163 shares of
Common Stock in connection with an underwritten offering registered on the registration statement on Form S-3 (File No. 333-130715) filed by the Issuer with the Securities and Exchange Commission on December 27, 2005, as
supplemented by the prospectus supplement dated March 15, 2006 (the
"Prospectus"). Following such sale, Nalco LLC is the record holder of 10,867,328 shares of Common Stock, which represents approximately 7.6% of the outstanding
Common Stock of the Issuer.

                                   Page 3 of 5

         (a) See the information contained on the cover pages to this Amendment
No. 5 to Schedule 13D, which is incorporated herein by reference. The percentage of the class beneficially owned by each Reporting Person is based on 142,809,895 issued and outstanding shares of Common Stock, as reported by the Issuer in the
Prospectus.

         (b) See the information contained on the cover pages to this Amendment
No. 5 to Schedule 13D, which is incorporated herein by reference.

         (c) Except for the information set forth herein, or incorporated by reference herein, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

         (d) In accordance with the terms of the Nalco LLC Limited Liability
Company Operating Agreement and, if approved by the board of directors of Nalco
LLC, the members of Nalco LLC have the right to receive dividends from and the proceeds from any sale of Common Stock in accordance with their membership interests in Nalco LLC.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended and supplemented as follows:

     Underwriting Agreement

          On March 15, 2006, Nalco LLC, Apollo Investment Fund V, L.P.,
Blackstone Capital Partners IV L.P. and GS Capital Partners 2000, L.P.
(collectively, the "Selling Stockholders") entered into an Underwriting
Agreement with the Issuer and Citigroup Global Markets Inc. (the "Underwriter")
for the sale by the Selling Stockholders of an aggregate of 15,000,000 shares of
Common Stock and, at the election of the Underwriter, up to 2,250,000 additional shares of Common Stock to cover over-allotments. Closing of the sale occurred on
March 21, 2006. Pursuant to the terms of the Underwriting Agreement, each of the
Issuer and the Selling Stockholders agreed, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period that is 60 days from March 15, 2006, subject to an extension of up to 18 additional days under certain circumstances, except with the prior written consent of the Underwriter, with certain exceptions.

          References to, and descriptions of, the Underwriting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the
Underwriting Agreement filed herewith.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit                   Title

     1. Underwriting Agreement, dated as of March 15, 2006, among Nalco Holding
Company, the Selling Stockholders and the Underwriter (incorporated herein by reference to Exhibit 99.1 to the Nalco Holding Company Current Report on Form
8-K filed with the SEC on March 20, 2006 (File No. 001-32342)).

                                   Page 4 of 5

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Date:      March 23, 2006               NALCO LLC

                                        By: /s/ Stephen N. Landsman
                                        ---------------------------------------
                                        Name:  Stephen N. Landsman
                                        Title: Vice President, General Counsel &
                                               Corporate Secretary

                                   Page 5 of 5